AMENDMENT TO $50,000 9% CONVERTIBLE PROMISSORY NOTE
DATED JULY 29, 2009

WHEREAS, pursuant to a Securities Purchase Agreement dated as of July 28, 2009, on July 29, 2009 Max Cash Media, Inc., a Nevada corporation (the “Obligor”), issued a 9% Convertible Promissory Note (the “Note”) due January 28, 2011 (the “Original Maturity Date”) in the principal amount of $___________ in favor of _______________ (the “Payee”); and

WHEREAS, the Obligor and the Payee wish to amend the terms of the Note, to extend the Original Maturity Date by eighteen (18) months and to provide for the accrual of interest on the outstanding principal amount of the Note during such extension.

NOW, THEREFORE, in consideration of the mutual promises set forth herein, the Obligor and the Payee hereby agree that: (i) the unpaid principal balance of the Note shall be due and payable on July 27, 2012 (the “New Maturity Date”), and (ii) interest shall accrue on the unpaid principal balance of the Note at an annual rate of 9%, compounded monthly, from the Original Maturity Date until the New Maturity Date, and shall be paid in full on the New Maturity Date.  All other terms and conditions of the Note remain unchanged.

This Amendment may be executed in counterpart, each of which shall be deemed to be an original, and all of which shall constitute one and the same document.

IN WITNESS WHEREOF, this Amendment has been duly executed by the Obligor and acknowledged by the Payee as of the 28th day of January, 2011.

MAX CASH MEDIA, INC.

By:
Name:	Noah Levinson
Title:	Chief Executive Officer

By:
Name:
Title: